Term Sheet
To underlying supplement No. 1 dated September 29, 2009,
product supplement AZ dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Term Sheet No. 996AZ Registration Statement No. 333-162195 Dated November 3, 2010; Rule 433

Structured Investments	Deutsche Bank $ Capped Knock-Out Notes Linked to the S&P MidCap 400® Index due November 23, 2011
General
•
The notes are designed for investors who seek a return at maturity linked to the performance of the S&P MidCap 400® Index (“the Index”). Investors should be willing to forgo coupon and dividend payments and, if the Index closing level declines by more than 25.00% from the Initial Index Level on any trading day during the Monitoring Period and, on the Final Valuation Date, is less than the Initial Index Level, be willing to lose up to 100% of their initial investment. If the Index closing level does not decline from the Initial Index Level by more than 25.00% on any trading day during the Monitoring Period, investors will be entitled to receive a return on their investment equal to the greater of (a) the Index Return, subject to the Maximum Return and (b) the Contingent Minimum Return. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing November 23, 2011†.
•	Minimum purchase of $5,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about November 3, 2010 (the “Trade Date”) and are expected to settle on or about November 8, 2010 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	S&P MidCap 400® Index (Ticker: MID)
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has decreased, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	25.00%
Knock-Out Level:	75.00% of the Initial Index Level
Payment at Maturity:	•
If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Index, subject to the Maximum Return. Accordingly, your Payment at Maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + [$1,000 x the lesser of (i) Index Return and (ii) Maximum Return]
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Index Level is less than the Initial Index Level.
•
If a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return and Maximum Return.  If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Face Amount of notes will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Index Return, subject to the Maximum Return and (ii) the Contingent Minimum Return.

Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows:
Final Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive, zero or negative.
Maximum Return:	20.00%
Contingent Minimum Return:	4.50%
Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Initial Index Level:
A level to be determined on the Trade Date in the sole discretion of the calculation agent. The Initial Index level may or may not be the closing level of the Index on the Trade Date. See “Selected Risk Considerations — Potential Conflicts” in this term sheet.

Final Index Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date†:	November 18, 2011
Maturity Date†:	November 23, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1 AZ 4 / US2515A1AZ40
†Subject to postponement as described in the accompanying product supplement under “Adjustments to Valuation Dates and Payment Dates”.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
November 3, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement AZ dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement AZ dated September 29, 2009:
http://sec.gov/Archives/edgar/data/1159508/000119312509200186/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performances for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes.  The table and the examples below assume a hypothetical Initial Index Level of 838.00, a Knock-Out Buffer Amount of 25.00%, a Knock-Out Level of 628.50, equal to 75.00% of the hypothetical Initial Index Level, a Maximum Return of 20.00% and a Contingent Minimum Return of 4.50%. The actual Initial Index Level and Knock-Out Level will be determined on the Trade Date. The results set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the table and examples below have been rounded for ease of analysis.

	Percentage Change in	A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Hypothetical Final Index Level	Index Level	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
1,676.00	100.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,592.20	90.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,508.40	80.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,424.60	70.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,340.80	60.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,257.00	50.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,173.20	40.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,089.40	30.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,005.60	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
963.70	15.00%	15.00%	$1,150.00	15.00%	$1,150.00
921.80	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
879.90	5.00%	5.00%	$1,050.00	5.00%	$1,050.00
858.95	2.50%	4.50%	$1,045.00	2.50%	$1,025.00
838.00	0.00%	4.50%	$1,045.00	0.00%	$1,000.00
796.10	-5.00%	4.50%	$1,045.00	-5.00%	$950.00
754.20	-10.00%	4.50%	$1,045.00	-10.00%	$900.00
670.40	-20.00%	4.50%	$1,045.00	-20.00%	$800.00
628.50	-25.00%	4.50%	$1,045.00	-25.00%	$750.00
586.60	-30.00%	N/A	N/A	-30.00%	$700.00
502.80	-40.00%	N/A	N/A	-40.00%	$600.00
419.00	-50.00%	N/A	N/A	-50.00%	$500.00
335.20	-60.00%	N/A	N/A	-60.00%	$400.00
251.40	-70.00%	N/A	N/A	-70.00%	$300.00
167.60	-80.00%	N/A	N/A	-80.00%	$200.00
83.80	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 838.00 to a Final Index Level of 858.95. Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of 4.50%, the investor receives a Payment at Maturity of $1,045.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 4.50%) = $1,045.00

Example 2: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 838.00 to a Final Index Level of 921.80. Because a Knock-Out Event has not occurred and the Index Return of 10.00% is greater than the Contingent Minimum Return of 4.50%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 838.00 to a Final Index Level of 1,173.20. Because a Knock-Out Event has not occurred and the Index Return of 40.00% is greater than the Maximum Return of 20.00%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 Face Amount of notes, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 x 20.00%) = $1,200.00

Example 4: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 838.00 to a Final Index Level of 670.40. Because a Knock-Out Event has occurred and the Index Return is -20.00%, the investor receives a Payment at Maturity of $800.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -20.00%) = $800.00

Example 5: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 838.00 to a Final Index Level of 921.80. Because a Knock-Out Event has occurred and the Index Return is 10.00%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 6: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 838.00 to a Final Index Level of 1,173.20. Because a Knock-Out Event has occurred and the Index Return of 40.00% is greater than the Maximum Return of 20.00%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 Face Amount of notes, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 x 20.00%) = $1,200.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to receive at least the Contingent Minimum Return of 4.50% if a Knock-Out Event does not occur, and to participate in any appreciation of the Index at maturity, up to the Maximum Return of 20.00%.  If a Knock-Out Event has not occurred, you will be entitled to receive a return at maturity equal to the greater of (i) the Index Return, subject to the Maximum Return, and (ii) the Contingent Minimum Return.  If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the Index Return (subject to the Maximum Return), whether positive or negative. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO THE PERFORMANCE OF THE S&P MIDCAP 400® INDEX – The return on the notes, which may be positive or negative, is linked to the performance of the S&P MidCap 400® Index. The S&P MidCap 400® Index is intended to provide a benchmark for performance measurement of the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $5.5 billion. This is just a summary of the S&P MidCap 400® Index. For more information on the S&P MidCap 400® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P MidCap 400® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange. Your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.  Individuals who purchase the notes should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the performance of the Index.  If a Knock-Out Event occurs, and the Final Index Level is less than the Initial Index Level, your investment will be fully exposed to any decline in the Index level, and you could lose up to 100% of your investment in the notes.

•
THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the Index performance but subject to the Contingent Minimum Return of 4.50% and Maximum Return of 20.00%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the increase or decrease in the Index level but limited to the Maximum Return of 20.00%.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,200.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the Index level in excess of 20.00%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•
THE PROTECTION PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT, AND, THEREFORE, YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN, MAY TERMINATE DURING THE TERM OF THE NOTES – The notes are subject to closing level monitoring. As a result, if the Index closing level on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 25.00%, you will not be entitled to receive the Contingent Minimum Return, and your investment will be fully exposed to any decline in the Index level during the term of the notes. You will be subject to this potential loss of your investment even if the Index subsequently increases such that the Final Index Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 25.00%.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P MidCap 400® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.   As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) may offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In addition, the calculation agent will determine the Initial Index Level in its sole discretion. Although the calculation agent will determine the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of the notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the closing levels of the Index during the Monitoring Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level has decreased, as compared to the Initial Index level, by more than the Knock-Out Buffer Amount;

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in any return of your investment.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P MidCap 400® Index based on the daily Index closing levels from November 2, 2000 through November 2, 2010.  The Index closing level on November 2, 2010 was 837.82.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period, including on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes.